FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For November 12, 2026

DESWELL INDUSTRIES, INC.

(Registrant’s name in English)

10B Edificio Associacao Industrial de Macau

32-36 Rua do Comandante Mata e Oliveira

Macau

Special Administrative Region, PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.Form.

20-F ☒       Form 40-F ☐

Deswell Announces First Half 2027 Results

Company Announces First Half Cash Dividend of $0.10 Per Share -

FOR IMMEDIATE RELEASE

MACAO (November 12, 2026) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its unaudited financial results for the first six months of fiscal 2027, ended September 30, 2026.

Net sales for the six months ended September 30, 2026 were $33.0 million, a slightly decrease of 0.6% compared to net sales of $33.2 million for the six months ended September 30, 2025. Net sales increased by 17.7% to $5.9 million in the plastic segment and decreased by 3.9% to $27.2 million in the Company’s electronic segment.

Total gross margin was 19.8% of net sales during the six months ended September 30, 2026, as compared to 23.4% for the corresponding period of last year.  Gross margin in the plastic segment decreased to 12.9% of net sales in the segment for the first half of fiscal 2027, compared to 18.3% of net sales in the segment for the corresponding period of last fiscal year. As a percentage of sales, gross margin in the plastic segment decreased due to the appreciation of the Renminbi, increased labor costs resulting from the raise in minimum wage and social insurance costs in the first six months of fiscal 2027. Gross profit margin in the electronic segment decreased to 21.3% compared to 24.3% of net sales in the segment for the first half of last fiscal year. This was mainly due to the appreciation of the Renminbi, increased labor costs resulting from the raise in minimum wage and social insurance costs for the first six months of fiscal 2027. Operating income in the first half of fiscal 2027 was $0.9 million, compared to operating income of $2.5 million for the same period of fiscal 2026.

The Company reported net income of $5.0 million for the six months ended September 30, 2026, compared to net income of $7.5 million for the six months ended September 30, 2025. This was primarily due to a decrease in total gross margin and non-operating income for the six months ended September 30, 2026, as compared to the same period of fiscal 2026. Deswell reported basic and diluted income per share of $0.31 for the first half of fiscal 2027 (based on 15,885,000 weighted average shares outstanding), as compared to basic and diluted income per share of $0.47 for the first half of fiscal 2026 (based on 15,935,000 weighted average shares outstanding).

The Company's financial position remained strong, with $22.4 million in cash and cash equivalents and working capital totaling $87.0 million as of September 30, 2026. Furthermore, the Company has no long-term or short-term borrowings as of September 30, 2026.

Mr. Edward So, Chief Executive Officer, commented, “Revenue largely held steady in the first half of fiscal 2027 despite cautious end-market spending and subdued customer demand, reflecting the strength of our long-standing customer relationships. Supply chain volatility pushed back the timing of new product introductions, as extended component lead times and limited parts availability affected launch schedules. At the same time, Renminbi appreciation raised our operating and locally sourced material costs, with mandated minimum wage increases adding to labor costs.

“Our focus is on what we can control. We’re prioritizing operational efficiency, renegotiating supplier terms, and making selective investments in automation to protect margins while positioning ourselves for growth when customer demand improves. With a strong balance sheet, a solid cash position and no debt, we believe Deswell is well positioned to navigate the current economic environment to further drive shareholder value.”

First Half Dividend

The Company also announced that its Board of Directors today declared a cash dividend of $0.10 per share for the first six months of fiscal 2027. The dividend will be payable on December 23, 2026 to shareholders of record as of December 2, 2026.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of products we manufacture and sell; adverse currency fluctuations in the Renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:

John Nesbett/Jennifer Belodeau

IMS Investor Relations

203.972.9200

jnesbett@imsinvestorrelations.com

DESWELL INDUSTRIES

CONSOLIDATED BALANCE SHEET

(U.S. dollars in thousands)

	September 30,	March 31,
	2026	2026
ASSETS	(Unaudited)	(Audited)

Current assets:
Cash and cash equivalents	$22,429	$23,062
Time deposits with original maturities over three months	14,488	19,552
Marketable securities (note 2)	36,488	27,874
Held-to-maturity investment	3,677	11,846
Accounts receivable, net	15,623	11,433
Inventories (note 3)	16,423	11,750
Prepaid expenses and other current assets	1,267	1,375
Total current assets	110,395	106,892
Property, plant and equipment, net	22,045	22,326
Deferred tax assets	759	746
Total assets	$133,199	$129,964

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$9,412	$6,842
Accrued payroll and employee benefits	9,204	8,833
Customer deposits	2,286	2,643
Other accrued liabilities	1,324	1,016
Income taxes payable	1,156	1,029
Total current liabilities	23,382	20,363
Deferred income tax liabilities	223	211
Total liabilities	23,605	20,574

Shareholders' equity
Common shares nil par value; authorized 30,000,000 shares; 17,081,810 shares issued;
15,885,239 shares outstanding as of March 31, 2026 and September 30, 2026	53,202	53,202
Treasury stock at cost; 1,196,571 shares as of March 31, 2026 and September 30, 2026	(2,990)	(2,990)
Additional paid-in capital	7,973	7,973
Accumulated other comprehensive income	5,316	5,316
Retained earnings	46,093	45,889
Total shareholders' equity	109,594	109,390
Total liabilities and shareholders' equity	$133,199	$129,964

DESWELL INDUSTRIES

CONSOLIDATED STATEMENT OF OPERATIONS & COMPREHENSIVE INCOME

(UNAUDITED)

(U.S. dollars in thousands, except per share data)

	Six months ended
	September 30,
	2026	2025

Net sales	$33,021	$33,230
Cost of sales	(26,479)	(25,442)
Gross profit	6,542	7,788
Selling, general and administrative expenses	(5,357)	(5,432)
Other (expense) income, net	(306)	158
Operating income	879	2,514
Non-operating income, net	4,264	5,172
Income before income taxes	5,143	7,686
Income taxes	(173)	(167)
Net income attributable to Deswell Industries, Inc.	$4,970	$7,519

Other comprehensive income	$—	$—
Comprehensive income attributable to Deswell Industries, Inc.	$4,970	$7,519

Net income per share attributable to
Deswell Industries, Inc. (note 4)
Basic:
Net income per share	$0.31	$0.47
Weighted average common shares outstanding shares (in thousands)	15,885	15,935

Diluted:
Net income per share	$0.31	$0.47
Weighted average number of shares outstanding (in thousands)	15,885	15,935

DESWELL INDUSTRIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(U.S. dollars in thousands)

	Six months ended	Six months ended
	September 30,	September 30,
	2026	2025
Cash flows from operating activities:
Net income	$4,970	$7,519
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	728	741
Provision for doubtful accounts	64	16
Allowance for obsolete inventories, net	(189)	(284)
Gain on disposal of property, plant and equipment	(4)	(26)
Unrealized holding gain on marketable securities	(2,782)	(930)
Realized loss (gain) on disposal of marketable securities	7	(2,881)
Deferred tax credit	(1)	(63)
Changes in operating assets and liabilities:
Accounts receivable	(4,254)	(4,003)
Inventories	(4,484)	(384)
Prepaid expenses and other current assets	108	391
Accounts payable	2,570	1,523
Accrued payroll and employee benefits	371	635
Customer deposits	(357)	(203)
Other accrued liabilities	308	118
Income taxes payable	127	66
Net cash (used in) provided by operating activities	(2,818)	2,235

Cash flows from investing activities
Purchase of property, plant and equipment	(455)	(326)
Proceeds from disposal of property, plant and equipment	12	42
Purchase of marketable securities	(6,119)	(7,450)
Proceeds from disposal of marketable securities	280	9,546
Decrease (increase) in fixed deposits with original maturities over three months	5,064	(1,785)
Decrease of fixed deposits with original maturities over twelve months	—	2,761
Decrease (increase) in held-to-maturity investment	8,169	(8,180)
Net cash provided by (used in) investing activities	6,951	(5,392)

Cash flows from financing activities
Dividends paid	(4,766)	(1,594)
Net cash used in financing activities	(4,766)	(1,594)

Net decrease in cash and cash equivalents	(633)	(4,751)
Cash and cash equivalents, at beginning of period	23,062	28,133
Cash and cash equivalents, at end of period	22,429	23,382

Supplementary disclosures of cashflow information:
Cash paid during the period for:
Interest	—	—
Income taxes	56	170

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

1.	Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to fairly present the financial position of Deswell Industries, Inc. (the Company) at September 30, 2026 and March 31, 2026, the results of operations for the six months ended September 30, 2026 and September 30, 2025, and the cash flows for the six months ended September 30, 2026 and September 30, 2025.  The notes in the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 30, 2026 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.	Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain and cost are as follows:

	March 31, 2026
	Cost	Gross Unrealized Gain	Fair value
Marketable securities
Equity securities	$25,526	$2,348	$27,874

	September 30, 2026
	Cost	Gross Unrealized Gain	Fair value
Marketable securities
Equity securities	$31,358	$5,130	$36,488

Marketable Securities

The Company acquired equity securities mainly listed on the Hong Kong Stock Exchange and the New York Stock Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized gain from these marketable securities for the six months ended September 30, 2026 is included in the non-operating income of the consolidated statement of income.

During the first half of fiscal 2027, realized loss from the sale of marketable securities was $7.

3.	Inventories

	September 30,	March 31,
	2026	2026
Inventories by major categories:
Raw materials	$10,697	$7,884
Work in progress	4,282	2,801
Finished goods	1,444	1,065
	$16,423	$11,750

4.	Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income for the six months ended September 30, 2026 and 2025 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, and (ii) electronic products and subassemblies of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Six Months Ended September 30, 2026 Compared to Six Months Ended September 30, 2025

Net Sales - The Company's net sales for the six months ended September 30, 2026 were $33,021,000, a slightly decrease of $209,000 or 0.6%, as compared to $33,230,000 in the corresponding period in fiscal 2026. The decrease was mainly related to the decrease in sales revenues of $1,090,000 in the electronic segment, offsetting the increase in sales revenues of $881,000 in the plastic segment, as compared with the respective net sales from these segments in the corresponding period of last fiscal year.

The increase in net sales in the plastic segment was mainly related to increases in orders of $1,338,000 for plastic component parts of printers from existing customers, offsetting decreases of $282,000 for plastic component parts for tool boxes and power tools handles, and of $173,000 for other plastic component products from other existing customers.

The revenue decrease in the electronic segment was mainly due to decreases in orders of $2,669,000 for home entertainment products, and of $1,168,000 for loudspeakers from existing customers, offsetting an increase in orders of $1,524,000 for audio signal processors-related products, $773,000 for digital audio workstation products, and $401,000 for instrument amplifiers from other existing customers.

Gross Profit - Gross profit for the first half of fiscal 2027 was $6,542,000, representing a gross margin of 19.8%. This compared with the overall gross profit of 7,788,000 or 23.4% of net sales for the first half of fiscal 2026.

Gross profit in the plastic segment decreased by $155,000 to $758,000 or 12.9% of net sales in the segment for the six months ended September 30, 2026, as compared to $913,000 or 18.3% of net sales in the segment for the same period in the prior fiscal year. As a percentage of sales, gross margin in the plastic segment decreased for the first six months of fiscal 2027 due to the appreciation of the Renminbi, increases in labor costs resulting from the raise in minimum wage and social insurance costs as compared to the same period for the last fiscal year.

Gross profit in the electronic segment decrease by $1,091,000 to $5,784,000 or 21.3% of net sales in the segment for the six months ended September 30, 2026, as compared to $6,875,000 or 24.3% of net sales in the segment for the same period of last fiscal year. The decrease in gross margin for the first six months of fiscal 2027 was mainly due to the appreciation of the Renminbi, increases in labor costs resulting from the raise in minimum wage and social insurance costs as compared to the corresponding period of last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the six months ended September 30, 2026 were $5,357,000 or 16.2% of total net sales, as compared to $5,432,000 or 16.3% of total net sales for the six months ended September 30, 2025.

Corporate expenses increase by $326,000 to $885,000 for the six months ended September 30, 2026 as compared to $559,000 for the same period ended September 30, 2025. The increase was primarily due to the re-allocation of audit, legal and professional fees and staff costs.

SG&A expenses in the plastic segment decreased to $1,488,000 or 25.4% of net sales in the segment for the first half of fiscal 2027, as compared to $1,671,000 or 33.5% of net sales in the segment for the corresponding period of fiscal 2026. The decrease in SG&A expenses for the first six months of fiscal 2027 was mainly due to a decrease of $122,000 in administration staff costs and welfare due to cost control as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment decreased by 219,000 to $2,984,000 or 11.0% of net sales in the segment for the six months ended September 30, 2026, as compared to $3,203,000 or 11.3% of net sales in the segment for the corresponding period in fiscal 2026. The slightly decrease in SG&A expenses was primarily related to the decrease of $242,000 in administration staff costs, and offset by an increase of $22,000 in R&D expense when compared to the corresponding period in the prior fiscal year.

Other expenses - Other expenses were $306,000 for the six months ended September 30, 2026, as compared to other income of $158,000 in the corresponding six months of the prior fiscal year.

On a segment basis, other expenses attributable to the plastic segment for the six months ended September 30, 2026 were $193,000, as compared to other expenses of $57,000 for the same period in the prior fiscal year. The increase in other expenses was mainly due to increases of $20,000 in exchange loss, of $47,000 from the loss of provision of doubtful debt, of $33,000 from the loss of disposal of fixed assets and of $36,000 in other expenses during the six months ended September 30, 2026, as compared to the same period of last fiscal year.

Other expenses attributable to the electronic segment for the six months ended September 30, 2026 were $113,000, as compared to other income of $215,000 for the corresponding period in the prior fiscal year. This increase in other expenses was mainly due to increases of $154,000 in exchange loss, of $47,000 from sales of materials, of $146,000 from sales related to other expenses, and of $39,000 from the loss of provision of doubtful debt, offsetting an increase of $11,000 from the gain on disposal of fixed assets and of $48,000 from other income during the six months ended September 30, 2026, as compared to the same period of last fiscal year.

Operating income - Operating income was $879,000 for the six months ended September 30, 2026, as compared to operating income of $2,514,000 in the corresponding six months in the prior fiscal year.

On a segment basis, the operating loss in the plastic segment was $923,000 in the six months ended September 30, 2026, as compared to an operating loss of $815,000 in the corresponding period in fiscal 2026. The increase in operating loss in the plastic segment was mainly due to the decreases in gross profit margin and an increase in other expenses, as described above.

The electronic segment reported operating income of $2,687,000 in the six months ended September 30, 2026, as compared to operating income of $3,887,000 in the corresponding period in fiscal 2026.  The decrease in operating income was mainly due to the decrease in gross profit margin as described above.

Non-operating income – Non-operating income for the six months ended September 30, 2026 was $4,264,000, as compared to non-operating income of $5,172,000 in the prior year period  The decrease in non-operating income was primarily due to a decrease of $2,889,000 in realized gain from sales of marketable securities, offsetting increases of $1,852,000 in unrealized holding gain on the fair value of marketable securities, of $35,000 in rental income as well as of $49,000 in dividend income from securities investments during the six months ended September 30, 2026, as compared to the same six months of the prior fiscal year.

Income Taxes – Income taxes for the six months ended September 30, 2026 represented an income tax expense of $168,000 and a deferred tax expense of $5,000, as compared to an income tax expense of $230,000 and a deferred tax benefit of $63,000 in the corresponding six months of the prior fiscal year.

On a segment basis, there was an income tax expense of $14,000 and a deferred tax expense of $9,000 in the plastic segment for the six months ended September 30, 2026, as compared to an income tax expense of $13,000 and a deferred tax benefit of $63,000 during the prior year period. Income tax expense in the electronic segment was $154,000 and a deferred tax benefit of $4,000 for the six months ended September 30, 2026, as compared to an income tax expense of $217,000 for the corresponding six months of fiscal 2026.

Net income – The Company had a net income of $4,970,000 for the six months ended September 30, 2026, as compared to net income of $7,519,000 for the six months ended September 30, 2025.  The decrease net income for the first six months of fiscal 2027 was mainly attributed to the decrease in operating income, non-operating income in the plastic segment, as well as the decrease in gross profit margin in the electronic segment as described above.

Net income for the plastic segment for the six months ended September 30, 2026 totaled $2,206,000, as compared to a net income of $3,499,000 for the corresponding six months in fiscal 2026. The decrease in net income in the first six months of fiscal 2027 for the plastic segment was mainly attributable to the decrease in non-operating income in fiscal 2027 as described above.

Net income for the electronic segment for the six months ended September 30, 2026 was $3,649,000, compared to net income of $4,579,000 for the corresponding six months of fiscal 2026. The decrease in net income in the first six months of fiscal 2027 for the electronic segment was mainly attributable to the decrease in gross profit margin as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally-generated funds to finance its operations and investments.

As of September 30, 2026, the Company had working capital of $87,013,000 as compared to $86,529,000 at March 31, 2026.   The Company has generated sufficient funds from its operating activities to finance its operations and believes there is little need for external financing. The Company had no long-term or short-term borrowings as of September 30, 2026.

As of September 30, 2026, the Company had cash and cash equivalents of $22,429,000, as compared to $23,382,000 as of September 30, 2025.  During the six months ended September 30, 2026, net cash used in operating activities was $2,818,000. Net cash provided by investing activities was $6,951,000, mainly due to cash used in the purchase of $6,119,000 of marketable securities and the $455,000 purchase of fixed assets, offsetting cash provided by proceeds of $280,000 from disposal of marketable securities and $8,169,000 in held-to-maturity investments, as well as a release of $5,064,000 of time deposits maturing over three months during the first half of fiscal 2027. Net cash used in financing activities was comprised mainly of $4,766,000 in payments for dividends during the six months ended September 30, 2026.

As of September 30, 2026, the Company had no general banking facilities.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by

Edward So
Chief Executive Officer

Date: November 12, 2026